UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Eloxx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Kaasim Mahmood

Advent Life Sciences LLP

27 Fitzroy Square

London W1T 6ES

United Kingdom

+44 (0) 207 932 2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A (Updating Information Only)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Advent Life Sciences LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1	NAMES OF REPORTING PERSONS
Advent Life Sciences Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1	NAMES OF REPORTING PERSONS
Rajesh Parekh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1	NAMES OF REPORTING PERSONS
Shahzad Malik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1	NAMES OF REPORTING PERSONS
Kaasim Mahmood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1	NAMES OF REPORTING PERSONS
Dominic Schmidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
124,972 (See Item 3)
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
124,972 (See Item 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,972 (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98% (See Item 3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 1, 2021 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Eloxx Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

Item 2. Identity and Background

(a) The Reporting Persons are:

1. Advent Life Sciences LLP ("Advent")

2. Advent Life Sciences Fund II LP (the "Advent Fund")

3. Rajesh Parekh

4. Shahzad Malik

5. Kaasim Mahmood

6. Dominic Schmidt

(b) The principal business office of each of the Reporting Persons and Advent Life Sciences GP LLP, the general partner of the Advent Fund ("Advent GP") is located at 27 Fitzroy Square, London W1T 6ES, United Kingdom.

(c) Advent and the Advent Fund are entities engaged in investment activities; Advent also is in the business of acting as the manager of the Advent Fund and a member of Advent GP. Advent GP is the general partner of the Advent Fund. The principal business of Dr. Parekh, Dr. Malik, Dr. Mahmood, and Dr. Schmidt are to serve as general partners of Advent and engage in other investment activities. Dr. Parekh previously served as a member of the Issuer's board of directors (the "Board") until July 1, 2022 and is a member of boards of directors of other private and public companies. Dr. Malik, Dr. Mahmood, and Dr. Schmidt are also members of the board of directors of various private and public companies.

(d) None of the Reporting Persons nor Advent GP, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor Advent GP, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Advent and Advent GP is a limited liability partnership organized under the laws of the United Kingdom. The Advent Fund is a limited partnership organized under the laws of the United Kingdom. Each of Dr. Parekh, Dr. Malik, Dr. Mahmood, and Dr. Schmidt is a citizen of the United Kingdom.

Item 3. Interest in Securities of the Issuer

(a) Items 7 through 11 and 13 of each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

All percentages of ownership of Common Stock by the Reporting Persons in this statement on Schedule 13D assume an aggregate of 3,143,390 shares of common stock outstanding, no shares of preferred stock outstanding, and warrants to purchase 404,446 shares of common stock, options to purchase 315,552 shares of common stock, and restricted stock units for 75,000 shares of common stock were outstanding as of December 31, 2023, as reported by the Issuer on the Form S-3 Registration Statement filed with the Securities and Exchange Commission by the Issuer on January 24, 2024.

(b) Items 7 through 11 and 13 of each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the other Reporting Persons, and this statement on Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercise voting or dispositive power with respect to such securities.

(c) The information set forth in Item 3 is hereby incorporated by reference. None of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.

(e) This amendment is being filed to disclose that, as of January 25, 2024, the Reporting Persons no longer beneficially own more than five percent of the outstanding Common Stock of the Issuer.

Item 4. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is hereby incorporated herein by reference.

Item 5. Material to Be Filed as Exhibits

Exhibit	Description

I	Agreement Regarding the Joint Filing of Schedule 13D/A by and among the Reporting Persons, dated as of August 20, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

ADVENT LIFE SCIENCES LLP

By:
Rajesh Parekh, General Partner of Advent Life Sciences LLP

ADVENT LIFE SCIENCES FUND II LP

By:
Rajesh Parekh, General Partner of Advent Life
Sciences LLP acting in its capacity as Manager of
Advent Life Sciences Fund II LP

RAJESH PAREKH

SHAHZAD MALIK

KAASIM MAHMOOD

DOMINIC SCHMIDT

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).